Exhibit 99.1
News release via Canada NewsWire, Vancouver 604-669-7764

     Attention Business/Financial Editors:
     Westport Reports First Quarter Financial Results

     VANCOUVER, Aug. 6 /CNW/ - Westport Innovations Inc.
(TSX:WPT/NASDAQ:WPRT), a global leader in alternative fuel, low-emissions transportation technologies, today reported financial results for the first quarter of fiscal 2010 ended June 30, 2009, and provided an update on operations.
     "During the quarter the two global leaders in truck production, Daimler and Volvo, each launched new factory-built natural gas trucks into the North
American market using CWI engines, both the US House of Representatives and the Senate introduced major long term incentives for heavy-duty natural gas vehicles, and oil prices continued to rise in the quarter at the fastest rate in history. All of these factors suggest continued strong opportunities for
Westport and our partners over the coming months," said David Demers,
Westport's CEO.
     "That said, we continue to see dramatic impact of the economic slowdown in our markets around the world, with significant shifts in product mix and order rates. This is due to macro factors such as the overall goods movement activity, access to credit - both cost and timeliness - and the influence of potential stimulus programs and the tendency to wait for potential tax credits. The San Pedro Bay Ports are moving ahead now with 2009 procurements, with a goal of hundreds of trucks with either our CWI engines or the Westport
HD 15-litre GX engine. In addition, we are seeing significant interest in large private fleets as a result of the concern raised about oil price volatility, future emissions regulations, and the significant economic benefits of natural gas. We have directed resources to capitalize on the shifting market opportunities and remain confident that we are on track on our path to profitability and leadership of this growing market."

     <<
     First Quarter Financial and Business Highlights

         -  Reported consolidated revenues of $24.9 million for the quarter ended June 30th compared to $25.5 million for the same period last year, a decrease of 2.4%. On a U.S. dollar basis, revenue
            decreased by 13.6% as the Canadian dollar strengthened relative to the U.S. dollar quarter over quarter.
         -  Reported net loss of $9.2 million ($0.29 loss per share) for the period ending June 30, 2009 compared to a net loss of $3.5 million
            ($0.13 loss per share) for the same period last year.
         -  Reported a cash and short term investments balance as at June 30,
            2009 of $63.5 million compared to $82.6 million as at March 31,
            2009.
         -  Cummins Westport (CWI) reported an ISL G in-use emissions test performed on an urban transit bus recorded emissions significantly lower than the 2010 EPA and California Air Resources Board (CARB)
            Heavy Duty emission regulations.
         -  Cummins Westport appointed Roe East as President.
         -  Daimler Trucks North America announced it will offer the CWI ISL G natural gas engine in the Freightliner Business Class(R) M2 112 truck in a total of six LNG and CNG tractor/truck configurations.
         -  Mack Trucks, a division of Volvo, announced that it will offer the
            CWI ISL G natural gas engine in their North American refuse trucks.
         -  Westport was named one of Canada's "50 Most Socially Responsible
            Corporations" in a joint Jantzi Research-Maclean's magazine report.
     >>

     First Quarter Fiscal Year 2010 Financial Results in Detail Westport's
consolidated revenue for the three months ended June 30, 2009 was $24.9 million compared to $25.5 million for the three months ended June 30, 2008.
CWI accounted for $23.4 million with unit shipments of 608 this quarter, down from 1,077 for the same quarter last year. This reduction in revenue was primarily the result of reduced demand for CWI engines in the Americas for goods movement and refuse truck markets. Non-CWI revenues accounted for $1.5 million with 14 Westport HD LNG systems shipped in the quarter compared to 1
HD LNG system shipped same period last year.
     Westport reported a net loss of $9.2 million for the three months ended
June 30, 2009 ($0.29 loss per share), compared to a net loss of $3.5 million
($0.13 loss per share) in the same period in fiscal 2008. Operating results for the period ended June 30, 2008 included a gain on sale of Clean Energy shares of $2.8 million, net of taxes. Excluding the net gain on sale in the prior period, the increase in net loss for the current period compared to the prior period was $2.9 million.
     Westport's 50% share of CWI's net income decreased $0.9 million from $1.6 million in the prior period to $0.7 million in the current period. The decrease in CWI net income was mainly due to a reduction in CWI's gross margin of $2.1 million from $8.2 million to $6.1 million as a result of lower sales volume and a decline in gross margin percentage from 33% to 26%. The gross margin declined primarily due to higher warranty accruals associated mainly with the ISL G engine. Non-CWI operating expenses (research and development, general and administrative and sales and marketing) were up $1.2 million in Q1
2010 versus Q109 primarily due to higher costs relating to customer support and market activities, an increase in stock based compensation, reduction in program funding and other public company related expenditures. The Company also recorded interest and accretion expense of $0.7 million on debenture notes issued in July, 2008.
     Westport's cash and cash equivalents balance as at June 30, 2009 totalled
$63.5 million compared to $82.6 million on March 31, 2009. For the three months ended June 30, 2009, cash flows used in operations were $14.3 million compared to $5.0 million in the three months ended June 30, 2008 due primarily to the timing of payments. Included in the reported decrease in cash and cash equivalents is an advance to Cummins by CWI of $2.1 million during the quarter and the Company repaid $0.3 million on the demand instalment loan.
Additionally, Westport incurred foreign exchange losses on U.S. dollar denominated cash as the foreign exchange rate moved by 8% from March 31, 2009 to June 30, 2009 resulting in a negative impact on cash and cash equivalents of approximately $2.5 million.

     Organizational Changes

     The current economic conditions, while challenging, represent a strategic window to help position Westport's operations for future growth prospects.
Accordingly, Westport's Chief Financial Officer, Elaine Wong, will be changing her role to focus on strategic development activities to accelerate the
Company's drive to profitability. Ms. Wong will remain CFO while Westport recruits a new CFO.
     Cummins Westport Inc. (CWI) Business Unit Highlights In response to the growing need for low-emission alternative fuel vehicles, international truck brands are launching natural gas trucks featuring CWI engines. Specifically,
Daimler Trucks North America (DTNA) announced it will offer six configurations of the Freightliner brand M2 112 with the Cummins Westport ISL G engine. These will use either LNG or CNG storage.
     Furthermore, Mack Trucks, Inc. announced the availability of natural gas-powered engines for refuse applications. The MACK(R) TerraPro(TM) Low
Entry model is now available for order with heavy-duty natural gas engines supplied by Cummins Westport.

     Westport Global Heavy Duty Business Unit Highlights

     Revenue for the heavy duty business has increased to $1.5 million on 14
Westport HD LNG systems shipped, which compares to $0.4 million in the prior year with 1 LNG system shipped. The Port of Long Beach (POLB) subsequent to quarter end announced the results of its lottery system to award funding towards the purchase of new clean trucks. Funding for 100 trucks was awarded in which 96 out of 100 were natural gas. While the majority of natural gas trucks were based on CWI engines, an additional proposal for the funding of clean trucks at the port is underway and being administered by the Air Quality
Management District (AQMD) which may include a greater number of Westport
HD-based trucks. The AQMD and Ports have publicly stated their goal to get 500 natural gas trucks on the road before year end.

     Results Conference Call

     To coincide with the disclosure, Westport has scheduled a conference call for Thursday, August 6, 2009 at 2:00 pm Pacific Time (5:00 pm Eastern Time).
The public is invited to listen to the conference call in real time or by replay. To access the conference call by telephone, please dial: 866-226-1792
(North America Toll-Free) or 416-340-2216. To access the replay after the call, please dial 800-408-3053 or 416-695-5800 using the passcode No.5548115.
The replay will be available until August 20, 2009, however, the webcast will be archived on Westport's website. The webcast of the conference call can be accessed on the Westport website at www.westport.com by selecting "Investors"
and then "Investor Overview" from the main menu. Replays will be available in streaming audio on the same website after the conclusion of the conference call.

     To view Westport's full First Quarter FY2010 financials, please point your browser to the following link:
http://www.westport.com/investor/financial.php.

     About Westport Innovations Inc.

     Westport Innovations Inc. is a leading global supplier of proprietary solutions that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen and biofuels such as landfill gas. Cummins Westport Inc., Westport's joint venture with Cummins Inc., manufactures and sells the world's broadest range of low-emissions alternative fuel engines for commercial transportation applications such as trucks and buses. BTIC Westport Inc., Westport's joint venture with Beijing Tianhai Industry Co. Ltd., manufactures and sells LNG fuel tanks for vehicles. Westport's joint venture with OMVL SpA, Juniper
Engines Inc., offers light-duty LPG engine solutions for industrial applications such as forklifts. www.westport.com

     This document contains forward-looking statements, including statements regarding the demand for our products, the future success of our business, profitability, and technology strategies, investment, cash and capital requirements, intentions of partners and potential customers, the performance of our products, future market opportunities, our estimates and assumptions used in our accounting policies, accruals, and financial condition. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks include risks related to our revenue growth, operating results, industry and products, the general economy, conditions of the capital and debt markets, governmental policies and regulation, technology innovations, as well as other risk factors that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward looking statements except as required by National Instrument 51-102.

     <<
     WESTPORT INNOVATIONS INC.
     Consolidated Balance Sheets
     (Expressed in thousands of Canadian dollars)
     -------------------------------------------------------------------------
                                                       June 30,      March 31,
                                                          2009           2009
     -------------------------------------------------------------------------
                                                    (unaudited)
     Assets
     Current assets:
       Cash and cash equivalents                  $     33,089   $     39,043
       Short-term investments                           30,445         43,576
       Accounts receivable                               8,814          6,417
       Loan receivable                                  12,442         11,234
       Inventories                                      14,411         13,982
       Prepaid expenses                                  1,175          1,387
       Current portion of future
        income tax assets                                4,395          4,451
       -----------------------------------------------------------------------
                                                       104,771        120,090

     Long-term investments                               2,026          1,935

     Equipment, furniture and leasehold
      improvements, net                                  7,261          7,712

     Intellectual property, net                            396            430

     Future income tax assets                            4,853          5,337
     -------------------------------------------------------------------------
                                                  $    119,307   $    135,504
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Liabilities and Shareholders' Equity
     Current liabilities
       Accounts payable and accrued
        liabilities                               $      9,062   $     14,359
       Current portion of deferred
        revenue                                            753            546
       Demand instalment loan                            4,306          4,642
       Short-term debt                                   1,489          1,614
       Current portion of long-term debt                    17             17
       Current portion of warranty
        liability                                       11,427         12,222
       -----------------------------------------------------------------------
                                                        27,054         33,400

     Warranty liability                                 11,231         12,369
     Long-term debt                                     11,671         11,353
     Deferred lease inducements                            249            284
     Deferred revenue                                    4,826          4,537
     Joint Venture Partners' share of
      net assets of joint ventures                      12,260         12,603
     -------------------------------------------------------------------------
                                                        67,291         74,546
     Shareholders' equity:
       Share capital:
         Authorized:
           Unlimited common shares,
            no par value
           Unlimited preferred shares in
            series, no par value
         Issued:
           32,080,124 (2009 - 32,040,540)
            common shares                              312,149        311,855
       Other equity instruments                         12,858         12,319
       Additional paid in capital                        5,221          5,263
       Deficit                                        (281,074)      (271,885)
       Accumulated other comprehensive
        income                                           2,862          3,406
       -----------------------------------------------------------------------
                                                        52,016         60,958

     -------------------------------------------------------------------------
                                                  $    119,307   $    135,504
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     WESTPORT INNOVATIONS INC.
     Consolidated Statements of Operations (unaudited)
     (Expressed in thousands of Canadian dollars, except share and per share amounts)

     -------------------------------------------------------------------------
                                                          Three months ended
                                                                June 30
                                                          2009           2008
     -------------------------------------------------------------------------

     Product revenue                              $     19,329   $     21,428
     Parts revenue                                       5,614          4,081
     -------------------------------------------------------------------------
                                                        24,943         25,509

     Cost of revenue and expenses:
       Cost of revenue                                  18,547         17,170
       Research and development                          6,756          7,163
       General and administrative                        2,621          1,462
       Sales and marketing                               3,787          2,595
       Foreign exchange loss (gain)                       (290)           (92)
       Depreciation and amortization                       519            376
       Bank charges, interest and other                     88            105
       -----------------------------------------------------------------------
                                                        32,028         28,779
     -------------------------------------------------------------------------

     Loss before undernoted                             (7,085)        (3,270)

     Loss from investment accounted for
      by the equity method                                (339)           (80)
     Interest on long-term debt
      and amortization of discount                        (658)             -
     Interest and other income                             125            303
     Gain on sale of investments                             -          3,813
     -------------------------------------------------------------------------

     Income (loss) before income taxes
      and Joint Venture Partners' share
      of income from joint ventures                     (7,957)           766

     Income tax recovery (expense):
       Current                                            (925)          (101)
       Future                                              270         (2,565)
       -----------------------------------------------------------------------
                                                          (655)        (2,666)
     -------------------------------------------------------------------------

     Net loss before Joint Venture
      Partners' share of income from
      joint ventures                                    (8,612)        (1,900)

     Joint Venture Partners' share of
      net income from joint ventures                      (577)        (1,564)

     -------------------------------------------------------------------------
     Net loss for the period                      $     (9,189)  $     (3,464)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Loss per share:
       Basic                                      $      (0.29)  $      (0.13)
       Diluted                                    $      (0.29)  $      (0.13)

     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Weighted average common shares
      outstanding:
       Basic                                        32,049,294     27,443,257

       Diluted                                      32,049,294     27,443,257
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     WESTPORT INNOVATIONS INC.
     Consolidated Statements of Comprehensive Income (Loss) (unaudited)
     (Expressed in thousands of Canadian dollars)

     -------------------------------------------------------------------------
                                                          Three months ended
                                                                June 30
                                                          2009           2008
     -------------------------------------------------------------------------

     Loss for the period                          $     (9,189)  $     (3,464)
     Other comprehensive income (loss)
       Unrealized gain (loss) on available
        for sale securities, net of tax
        of $54 (2008 - $338)                               376         (1,717)
       Reclassification of net realized
        gains on available for sale
        securities to net loss, net of
        tax of $Nil (2008 - $676)                            -         (3,137)
        Cumulative translation adjustment                 (920)           (77)
        ----------------------------------------------------------------------
                                                          (544)        (4,931)
     -------------------------------------------------------------------------

     Comprehensive loss                           $     (9,733)  $     (8,395)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     WESTPORT INNOVATIONS INC.
     Consolidated Statements of Shareholders' Equity  (continued)
     (Expressed in thousands of Canadian dollars, except share amounts)

     Year ended March 31, 2009 (audited) and for the three months ended
     June 30, 2009 (unaudited)

     -------------------------------------------------------------------------
                                             Addit-            Accumu-
                                             ional              lated
                                      Other   paid              other  Total
                                     equity     in    Accumu-  compre- share-
                    Common    Share  Instru-  capi-    lated  hensive holders'
                    shares  capital   ments    tal   Deficit   income  Equity
     -------------------------------------------------------------------------
     Balance,
      March
      31, 2008  27,416,993 $258,202 $ 3,079 $5,097 $(247,460) $10,878 $29,796
     Issue of
      common
      shares on
      exercise
      of stock
      options      104,669      939       -   (357)        -        -     582
     Issue of
      common
      shares on
      exercise
      of
      performance
      share
      units          3,947       23     (23)     -         -        -       -
     Issue of
      common
      shares on
      settlement
      of accrued
      interest      14,931      249       -      -         -        -     249
     Issue of
      common
      shares on
      public
      offering   4,500,000   57,348       -      -         -        -  57,348
     Share issue
      costs              -   (4,906)      -      -         -        -  (4,906)
     Value of
      warrants
      issued
      with
      long-term
      debt               -        -   3,847      -         -        -   3,847
     Value of
      warrants
      issued to
      settle
      obligation
      to issue
      warrants           -        -   4,000      -         -        -   4,000
     Financing
      costs
      incurred           -        -    (307)     -         -        -    (307)
     Stock-based
      compensation       -        -   1,723    523         -        -   2,246
     Net loss for
      the period         -        -       -      -   (24,425)       - (24,425)
     Other
      comprehensive
      loss               -        -       -      -         -   (7,472) (7,472)
     -------------------------------------------------------------------------

     Balance,
      March
      31, 2009  32,040,540  311,855  12,319  5,263  (271,885)   3,406  60,958
     Issue of
      common
      shares on
      exercise
      of stock
      options       39,584      294       -   (108)        -        -     186
     Stock-based
      compensation       -        -     539     66         -        -     605
     Net loss
      for the
      period             -        -       -      -    (9,189)       -  (9,189)
     Other
      comprehensive
      income             -        -       -      -         -     (544)   (544)
     -------------------------------------------------------------------------

     Balance
      June
      30, 2009
     (un-
      audited)  32,080,124 $312,149 $12,858 $5,221 $(281,074)  $2,862 $52,016
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Westport Innovations Inc.
     Notes to Consolidated Financial Statements (unaudited)
     (Expressed in thousands of Canadian dollars except share and per share amounts)

     Three months ended June 30, 2009 and 2008

     -------------------------------------------------------------------------

     WESTPORT INNOVATIONS INC.
     Consolidated Statements of Cash Flows (unaudited)
     (Expressed in thousands of Canadian dollars)

     -------------------------------------------------------------------------
                                                          Three months ended
                                                                June 30
                                                          2009           2008
     -------------------------------------------------------------------------
                                                    (unaudited)    (unaudited)
     Cash flows from operations:
       Loss for the period                        $     (9,189)  $     (3,464)
       Items not involving cash:
         Depreciation and amortization                     519            376
         Stock-based compensation expense                  605            231
         Future income tax recovery                       (270)         2,565
         Change in deferred lease
          inducements                                      (35)           (89)
         Gain on sale of investments                         -         (3,813)
         Joint Venture Partners' share
          of net income from joint ventures                577          1,564
         Loss from investment accounted
          for by the equity method                         339             80
         Accretion of long-term debt                       322              -
       Changes in non-cash operating
        working capital:
         Accounts receivable                            (2,488)        (1,887)
         Inventories                                      (429)        (2,654)
         Prepaid expenses                                  199            141
         Accounts payable and accrued
          liabilities                                   (5,041)          (511)
         Deferred revenue                                  764            160
         Warranty liability                               (170)         2,294
       -----------------------------------------------------------------------
                                                       (14,297)        (5,007)
     Cash flows from investments:
       Purchase of equipment, furniture
        and leasehold improvements                         (55)        (2,349)
       Sale/Maturity of short-term
        investments, net                                13,131         15,202
       Disposition of long-term investments                  -          5,220
       Investment in joint venture                           -         (1,500)
       Advances on loans receivable                     (2,053)        (1,682)
       Leasehold inducement                                  -            325
       -----------------------------------------------------------------------
                                                        11,023         15,216
     Cash flows from financing:
       Issue of demand instalment loan                       -            500
       Repayment of demand instalment loan                (336)          (397)
       Repayment of other long-term debt                    (4)           (30)
       Shares issued for cash                              186            370
       -----------------------------------------------------------------------
                                                          (154)           443
     Effect of foreign exchange on cash
      and cash equivalents                              (2,526)          (186)

     -------------------------------------------------------------------------

     Increase (decrease) in cash and
      cash equivalents                                  (5,954)        10,466

     Cash and cash equivalents,
      beginning of period                               39,043          7,560
     -------------------------------------------------------------------------
     Cash and cash equivalents,
      end of period                               $     33,089   $     18,026
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     %SEDAR: 00004375E          %CIK: 0001370416

     /For further information: Inquiries: Darren Seed, Director, Investor
Relations, Westport Innovations Inc., Phone: (604) 718-2046, Email:
invest(at)westport.com/
     (WPT. WPRT)

CO:  Westport Innovations Inc.

CNW 16:20e 06-AUG-09